SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)
*

Eldorado Gold Corporation
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
284902103
(CUSIP Number)
July 9, 2009
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
Rule
13d-1(b)
Rule
13d-1(c)
Rule
13d-1(d)
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 284902103
1.
Names of reporting persons

Gold Fields Limited
2.
Check the appropriate box if a member of a group
(a)
(b)
3.
SEC use only
4.
Citizenship or place of organization

Republic of South Africa
Number of
shares
beneficially
owned by
each
reporting
person with:
5.
Sole voting power

27,824,654
6.
Shared voting power

None
7.
Sole dispositive power

27,824,654
8.
Shared dispositive power

None
9.
Aggregate amount beneficially owned by each reporting person

27,824,654
10.
Check if the aggregate amount in Row (9) excludes certain shares
11.
Percent of class represented by amount in Row (9)
7.0%
1
12.
Type of reporting person

CO
1
Calculation based on 370,917,390 common shares outstanding as of March 31, 2009, as reported in the
Issuer's Unaudited Interim Consolidated Financial Statements dated March 31, 2009.

Item 1(a) Name of issuer:
Eldorado Gold Corporation
Item 1(b) Address of issuer's principal executive offices:
Suite 1188, 550 Burrard Street
Vancouver, British Columbia
V6C 2B5
Canada
2(a) Name of person filing:
Gold Fields Limited
2(b) Address or principal business office or, if none, residence:
150 Helen Road
Sandton,
2196
South Africa
2(c) Citizenship:
Republic of South Africa
2(d) Title of class of securities:
Common Shares, without par value
2(e) CUSIP No.:
284902103
Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:
(a)
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)
Investment company registered under section 8 of the Investment Company Act of 1940
(15 U.S.C. 80a-8);
(e)
An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)
An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)
A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)
A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
1813);
(i)
A church plan that is excluded from the definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)
A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)
Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:
Not applicable.
Item 4. Ownership
(a)          Amount beneficially owned: 27,824,654
(b)
Percent of class: 7.0%
2
(c)
Number of shares as to which the person has:
(i)
Sole power to vote or to direct the vote: 27,824,654
(ii)
Shared power to vote or to direct the vote: None
(iii)
Sole power to dispose or to direct the disposition of: 27,824,654
(iv)
Shared power to dispose or to direct the disposition of: None
Item 5. Ownership of 5 Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the
Parent Holding Company or Control Person.
See Exhibit A.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
2
Calculation based on 370,917,390 common shares outstanding as of March 31, 2009, as reported in the
Issuer's Unaudited Interim Consolidated Financial Statements dated March 31, 2009.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 17,  2009
Gold Fields Limited
By:
Name:       Cain Farrel
       /s/ Cain Farrel
Title:         Corporate Secretary

Exhibit A

The securities being reported on by Gold Fields Limited are directly held by its indirect, wholly-owned subsidiary, Gold Fields Australasia Limited (British Virgin Islands).